As filed with the Securities and Exchange Commission on January ___, 2008 Registration No. _____________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Westridge Business Services, Inc.

(Name of Small Business Issuer in its Charter)

Nevada

    74-3176187

(State or other jurisdiction of

  (I.R.S. Employer

incorporation or organization)

    Identification No.)

            430 4th Street Ogden Utah

   84404

(Address of principal executive offices)

(Zip Code)

                           Issuer's telephone number: (801) 393-4268

                                Securities to be registered under Section 12(b) of the Act:

                           Title of each class                      Name of each exchange on which

                           to be so registered                         each class is to be registered

                           Securities to be registered under Section 12(g) of the Act:

                                                        Common Stock, par value $0.001 per share

                                                                                 (Title of Class)

Westridge Business Services, Inc., Inc.

FORM 10-SB

TABLE OF CONTENTS

		Page
PART I
Item 1	Description of Business	1
Item 2	Management's Discussion and Analysis or Plan of Operation	4
Item 3	Description of Property	4
Item 4	Security Ownership of Certain Beneficial Owners and Management	5
Item 5	Directors, Executive Officers, Promoters and Control Persons	5
Item 6	Executive Compensation	6
Item 7	Certain Relationships and Related Transactions	7
Item 8	Description of Securities	7
PART II
Item 1	Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters	8
Item 2	Legal Proceedings	8
Item 3	Changes in and Disagreements with Accountants	8
Item 4	Recent Sales of Unregistered Securities	8
Item 5	Indemnification of Directors and Officers	8
PART F/S	Financial Statements
PART III
Item 1	Index to Exhibits
Signatures

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management. Statements in this Form 10-SB that are not historical facts are hereby identified as Aforward-looking statements.

Item 1.  Description of Business

GENERAL BUSINESS

Westridge is a business service company which provides outsourcing communication services to small to medium size firms.  Westridge was formed by Pete Chandler who had spent extensive time working with small companies in various capacities from computer services to Stockholder support services.  Through his work, Mr. Chandler discovered that companies, particularly small companies have a lack of internal capabilities when it comes to communicating a message.  This message may come from the company’s web site, press releases, branding and marketing information or product pamphlets.  Mr. Chandler has used this belief in companies’ inability to have expertise in communicating to develop the business of Westridge.

Initially, Mr. Chandler started with the concept of providing computer services to small public companies to assist them in handling their EDGAR filings with the Securities and Exchange Commission.  This work followed upon similar work he engaged in with a prior employer.  From this initial service, Mr. Chandler began expanding his offering to encompass more computer based assistance and web page development.  As he started with web page development, Mr. Chandler discovered that many of these small companies do not have strong communication skills or the understanding of how to deliver a message to customers.  With this knowledge, Mr. Chandler incorporated Westridge to develop a more expansive business plan that would focus on providing small companies an expert source to develop the companies’ message.

Initially, Westridge will continue to offer its core computer services including EDGAR filing assistance and web page development.  As the business establishes a revenue stream and core customers, we will expand to offer a complete communication department with the focus on providing written communication and branding services.  This will encompass preparing product pamphlets, web pages design which includes not only the look of the web page but the written communication and structure of the page.  Also, we will help refine companies’ branding message to focus on how this message can be communicated to customers in a concise and powerful way to attract the potential and current customers’ attention.  In preparing branding and product pamphlets we will be focusing on the written communication component and the overall appearance of the information provided to customers.

It is Westridge’s belief that many small companies do not have the internal capabilities to successfully develop a message for customers and that the written capabilities of these companies’ are not sufficient to be able to deliver a clear message.  Accordingly, Westridge is expanding on its existing services to provide technical writing services and branding services.

Products and Services

Westridge currently offers computer assistance to small companies.  The first product offered was EDGARizing services to small public companies that have to file reports with the Securities and Exchange Commission.  These EDGAR services encompass transforming public companies’ documents into a format that allows them to be transferred over the EDGAR system to the Securities and Exchange Commission.  Since most of these companies also send these documents out to Stockholders, Westridge also provides printing services where it arranges for the professional printing of the documents.  Westridge does not provide any Stockholder mailing or communication services.  We feel Stockholder communication services are better served by professional investor relation firms and do not feel that is an expertise we want to develop.

In expanding our computer service offerings, we have developed web page designs.  Our focus here is on small companies who do not require an interactive web page for sales but are only looking to have an access point for customers to obtain information on the company and their products.  Eventually, as we have the resources to hire more people we will move into a more interactive web page design and hosting but this requires capital outlays for equipment which we do not have at this time.  Additionally, the design of an interactive page is substantially more complex and requires more monitoring and support functions.  Currently, we do not have the personnel to handle such functions.  We feel there is enough existing business in just helping companies design a more effective web page with better information and messaging.  By focusing on just the messaging and design aspects for now, we feel we can develop a relationship with clients and as we expand we can up sell the client with additional services after we prove our capabilities.

In developing communication services, we have focused on certain aspects of small businesses that we feel are often lacking in companies’ management either because of lack of skills or lack of time.  Through prior work experience, Mr. Chandler discovered that many small businesses lack effective written communication skills.  This often shows up in product information pamphlets, employee manuals and communications and web page information.  It is Westridge’s hope to be able to have small companies outsource these communication functions to Westridge to prepare on behalf of the small businesses.  Westridge intends to hire individuals who specialize in communication, particularly written communications, including technical writing.

Our communications services focus on developing technical writing for small businesses for product pamphlets and information, employee communications and customer communications.  Working with management of these small businesses we focus on setting in writing the ideas and concepts of the small business. Additionally, for companies with products that require some form of instruction or safety pamphlet, we will assist in developing the pamphlets to have clear and concise language.

As our business expands, we intend to offer marketing and branding services to the small business.  Unlike larger companies, small businesses, we believe, do not have a well defined image or brand.  It is Westridge’s belief that most small businesses develop with a focus on the product and not on providing a company wide branding concept.  This branding concept helps define who the company is and its direction in not only the company’s mind but also its customers.  By helping define this branding concept for the small business, we believe we help develop the long term customer relationship and support as well as help define the business, service and products the company provides.

Marketing Strategy

Presently we have had to rely on word of mouth and directly contacting potential customers.  Through research we have conducted, we are preparing a direct mail campaign and a limited print media campaign.  We have also started contacting local accounting and attorney firms to discuss the services we could provide.  We have been researching the local trade journals and business announcements and placing calls and mailings as introductions to our services.

We anticipate using the first twelve months of operations to perform most of our marketing and advertising to select companies we have researched.  As we expand and can support additional clients, we will be more aggressive with mailings and calls on businesses to try and locate customers.  The nature of the services we offer will require direct contact to close any sale and as such we will keep our initial focus to our local area and to neighboring states.

Regulations

We do not believe there are any regulations which govern or restrict our ability to engage in our business service business.  Additionally, there are no licenses which we must obtain.

The Company’s operations are subject to a number of risks including:

Limited Operating History

Westridge was formed in late 2005 with operations commencing in 2006.  Westridge was created in an effort to expand the operations of its founder Pete Chandler who had been operating a business outsourcing firm offering computer and communication services to small businesses.  With limited operating history, investors will not be able to review a track record in making an investment decision.  Westridge’s management does not have extensive experience in offering business and communication services and has not run a business service company.  Potential investors in the Company will be investing in a business currently losing money and which does not have an established client base.

Possible Need for Additional Financing

Westridge has not produced a profit to date and has had to rely on investments and loans from founders and other financing to continue in operations.  The ultimate success of Westridge may be dependent on its ability to raise additional capital.  There is no assurance that any additional funds will be available from any source or, if available, on terms and conditions favorable to Westridge and existing Stockholders.

Competition

Westridge competes in a highly competitive industry which relies on personal contact and competitive bidding.  As a new entry into the market, Westridge will be operating at a disadvantage and have to spend funds on its own advertising and marketing to attract customers.  As a new company, we will not have the name recognition of other companies offering similar business services and will depend on advertisement and word of mouth to attract customers.  Many of the competitors which we compete with have been in existence substantially longer and have an established clientele.  We will have to depend on undercutting repetitive form work to get in the door with some customers to later be able to up sell other services.  This approach will reduce operating margins and may require capital which we do not currently have available.  If we have to lower our prices, the ability for us to grow and service our debt load will be questionable.

Dependence on Management and Key Personnel

Westridge has only one employee with Pete Chandler the only full time employee.  We currently do not have the funds to be able to hire new people and will be dependent on Mr. Chandler to continue to work for Westridge.  If we were forced to go outside and hire new management it is likely our cost would be increased.

We will depend on the ability of our president to execute our business plan. If he is not successful in executing the business plan, we would most likely cease operations.

We have been and will continue for some time to be dependent on the general business acumen and experience of our president, Pete Chandler, to make the business decisions required on our behalf.  Because a potential investor’s investment hinges on the success of Mr. Chandler in executing the business plan, investment decisions depend primarily on an assessment of Mr. Chandler’s ability to implement the business plan.  Accordingly, you should carefully consider the included information about Mr. Chandler.

A relatively small number of stockholders and managers have significant influence over us.

A small number of our stockholders and management acting together would be able to exert significant influence over us through their ability to influence the election of directors and all other matters that require action by our stockholders. The voting power of these individuals could have the effect of preventing or delaying a change in control of our company which they oppose even if our other stockholders believe it is in their best interests. In addition, our executive officer has the ability to influence our day-to-day operations. These factors could negatively affect our company and our stock price.

Employees

The Company does not have any employees, except Pete Chandler who the Company’s sole officer and director.  Mr. Chandler is currently not receiving compensation for his services and the Company does not plan on paying any compensation to Mr. Chandler.

Offices

The Company currently uses an office provided by the Company’s sole officer and director, Pete Chandler.  This office is provided on a rent free basis.  Until the Company establishes operations, the Company will continue to use the office provided by Pete Chandler.

Item 2. Management's Discussion and Analysis or Plan of Operation

PLAN OF OPERATION.

Until the third quarter of 2007, the majority of our effort has been focused on developing our business plan, obtaining initial funding, setting up our computer system and initial client development.  We are now moving into a stage where we are seeking clients and providing work for our initial clients.

The majority of our clients have been related to web site development and organization services.  We are working on expanding our client base and have prepared advertising programs aimed at this effort.  Initial marketing is currently focused on direct phone calls and mailings.  We have prepared some limited print advertisement for select industry journals.  We are hopeful our initial efforts will result in increased revenue as we work on establishing a solid client base.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2007, the Company had $95,611 in assets and liabilities of $45.  On December 31, 2006, the Company had $97,740 in assets and liabilities of $5,560.  The Company has only incidental ongoing expenses primarily associated with maintaining its corporate status.  Management believes it has enough resources to engage in its business plan and to support operations for at least the next eighteen months.

RESULTS OF OPERATIONS

For the three months ended September 30, 2007, the Company had $145 in expenses as Pete Chandler continued to provide his services for free and office and utility services.  Revenue for the three and nine months ended September 30, 2007 were $5,440 and $6,775, respectively as we were able to start bringing in new customers and expand our services offering to web site design.  For the year ended December 31, 2006, the Company had expenses of $7,090 primarily related to the purchase of computer software and professional fees including accounting services.  For the three months ended September 30, 2007, the Company had a net income of $4,584 and for the year ended December 31, 2006, the Company had a net loss of $7,090.  The increase in revenue reflects the completion of the initial set up process of the business and the start of performing work for clients.  As we have only recently begun to seek out clients, we anticipate fluctuations in revenue from quarter to quarter until a steady client group can be established.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company owns no properties and utilizes space on a rent-free basis from Pete Chandler, the Company’s officer and director.  This arrangement is expected to continue until such time as the Company has sufficient clients to support expansion of its operations and needs additional office space.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners:

The following table sets forth certain information as of December 31, 2007, with respect to the beneficial ownership of the Company’s Common Stock by each director of the Company and each person known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding shares of Common Stock.  At December 31, 2007, there were 900,000 shares of common stock outstanding.

For purposes of this table, information as to the beneficial ownership of shares of common stock is determined in accordance with the rules of the Securities and Exchange Commission and includes general voting power and/or investment power with respect to securities. Except as otherwise indicated, all shares of our common stock are beneficially owned, and sole investment and voting power is held, by the person named. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock, which such person has the right to acquire within 60 days after the date hereof. The inclusion herein of such shares listed beneficially owned does not constitute an admission of beneficial ownership.

Title of Class	Name of Beneficial Owner	Number of Shares Owned	Percent of Class
Principal Stockholders
Common	Pete Chandler	500,000	55.56%
Director(s)
Common	Pete Chandler --------------See above---------------
Common	All Officers and Director as a Group (one person)

_________________

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Management

The following table sets forth information with respect to the persons expected to be named as a director of the Company. The Company’s director serves for a term of one year and thereafter until his successors have been duly elected by the Stockholders and qualified.  The Company’s officer serves for a term of one year and thereafter until his successors have been duly elected by the Board of Directors and qualified.

Name

Age

Positions

Pete Chandler

43

President, Secretary, Director

Pete Chandler is the founder of Westridge.  Prior to incorporating Westridge in late 2005, Mr. Chandler began operating as a DBA in early 2005.  In 1985 he formed Aqua Pure, a water filtration company, which he built into a profitable venture over the next two years.  Mr. Chandler next worked at the Internal Revenue Service for two years before joining the securities industry.  From January 1994, to October, 1994, Mr. Chandler was employed as an agent for New York Life Insurance Company.  He worked as an investment consultant at Everen Securities (formerly Kemper Securities) from October 1994, to October 1996. While at Everen Securities, Mr. Chandler earned the Eagles Loft award for outstanding performance.  After leaving Everen Securities, Mr. Chandler was employed as a Financial Markets Liaison at Jordan Richard Associates, a Salt Lake City financial public relations firm, from February, 1997 to July, 1998.  From July, 1998 to August 2001, he was Director of Research and Finance at Corporate Relations & Management, Inc., where he worked as a consultant to businesses that are in or wish to enter the capital markets.  From March 1999 to February of 2003, Mr. Chandler was President of Highway One-Oweb Inc. an Internet hosting and design company.  From February 2004 until starting Westridge, Mr. Chandler was a self employed private business consultant.  Mr. Chandler also studied Computer Information Science at the Devry Institute of Technology.

Mr. Chandler has not filed for bankruptcy, been convicted in a criminal proceeding or been the subject of any order, judgment, or decree permanently, temporarily, or otherwise limiting activities (1) in connection with the sale or purchase of any security or commodity, or in connection with any violation of Federal or State securities laws or Federal commodities laws, (2) engaging in any type of business practice, or (3) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of an investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity.

ITEM 6. EXECUTIVE COMPENSATION

EXECTUTIVE COMPENSATION

The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to the Company’s chief executive officer and each of the other executive officers that were serving as executive officers at December 31, 2006 (collectively referred to as the "Named Executives").  No other executive officer serving during 2006 received compensation greater than $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Pete Chandler, CEO	2006	--	--	--	--	--	--	--
	2005	--	--	--	--	--	--	--

Mr. Chandler has not taken a salary and does not plan on taking a salary.

Option/SAR Grants in Last Fiscal Year

In fiscal 2006, there were no stock option or SAR Grants.

Stock Option Exercise

In fiscal 2006, none of the named executives exercised any options to purchase shares of common stock.

Long-Term Incentive Plan (“LTIP”)

There were no awards granted during fiscal year 2006 under a long-term incentive plan.

Board of Directors Compensation

Each director may be paid his expenses, if any, of attendance at each meeting of the board of directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the board or directors or both.  No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. We did not compensate our director for service on the Board of Directors during fiscal 2006.

No other compensation arrangements exist between the Company and our sole director.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

The Company does not have any employment contracts with our executive officer.  No other compensatory plan or arrangements exist between the Company and our executive officer that results or will result from the resignation, retirement or any other termination of such executive officer’s employment with the Company or from a change-in-control of the Company.

Report on Repricing of Options/SARs

During fiscal 2006, we did not adjust or amend the exercise price of stock options or SARs previously awarded to any executive officer.

Report on Executive Compensation

The Board of Directors determines the compensation of the Company’s executive officer and president and sets policies for and reviews with the chief executive officer and president the compensation awarded to the other principal executives, if any. The compensation policies utilized by the Board of Directors are intended to enable the Company to attract, retain and motivate executive officers to meet our goals using appropriate combinations of base salary and incentive compensation in the form of stock options. Generally, compensation decisions are based on contractual commitments, if any, as well as corporate performance, the level of individual responsibility of the particular executive and individual performance. During the fiscal year ended 2006, the Company's chief executive officer was Pete Chandler.  There were no other executive officers for the Company during the fiscal year 2006.

Board of Directors Interlocks and Insider Participation in Compensation Decisions

No such interlocks existed or such decisions were made during fiscal year 2006.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's sole officer and director is Pete Chandler.  As part of the organization of Westridge, Mr. Chandler received 500,000 shares for an investment of $10,000.

ITEM 8.  DESCRIPTION OF SECURITIES

DESCRIPTION OF SECURITIES

Westridge is authorized to issue 45,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of preferred stock, par value $0.001 per share.  There are currently 900,000 shares of common stock outstanding and no shares of preferred stock issued or outstanding.

Common Stock

The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of Stockholders.  Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority Stockholders would not be able to elect any person to the board of directors. The Company’s bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for Stockholders’ meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities.  The Common Stock is not subject to redemption and carries no subscription or conversion rights.  In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of Common Stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends.  The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Preferred Stock

Shares of Preferred Stock may be issued in one or more series or classes, with each series or class having the rights and privileges respecting voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series as determined by the board of directors at the time of issuance.  There are several possible uses for shares of Preferred Stock, including expediting financing and minimizing the impact of a hostile takeover attempt.   The Company currently does not have any shares of Preferred Stock outstanding.

Authority to Issue Stock

The board of directors has the authority to issue the authorized but unissued shares of Common Stock without action by the Stockholders.  The issuance of such shares would reduce the percentage ownership held by current Stockholders.

Transfer Agent

The Company’s transfer agent is Colonial Stock Transfer Company, 66 Exchange Place, Salt Lake City, Utah 84111, Telephone (801) 355-5740 and Facsimile (801) 355-6505

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

Westridge’s Common Stock is not listed for trading.  Since its inception, Westridge has not paid any dividends on its Common Stock, and Westridge does not anticipate that it will pay dividends in the foreseeable future. At January 22, 2008, Westridge had approximately 51 shareholders.

Item 2.  Legal Proceedings

The Company is not, and has not been, involved in any legal proceedings during the last fiscal year.

Item 3.  Changes in and Disagreements with Accountants

The Company has not had any disagreements with its independent registered public accounting firm.

Item 4.  Recent Sales of Unregistered Securities

In addition to the shares issued to Westridge’s founder, Westridge sold 400,000 shares of stock for $100,000 in an offering under rule 504 of regulation D promulgated under the Securities Act of 1933. There were a total of 50 investors in the offering.  All investors were accredited investors.

Item 5.  Indemnification of Directors and Officers

Section 145 of the Nevada Corporation Law provides in relevant parts as follows:

(1)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

 (2)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3)  To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in (1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4)  The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Nevada Corporation Law.

The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officer and director to the full extent permitted by the above-quoted statute.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholders

Westridge Business Services, Inc.

We have audited the accompanying balance sheet of Westridge Business Services, Inc. (a development stage company) as of December 31, 2006, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2006 and for the period of inception to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westridge Business Services, Inc.  as of December 31, 2006, and the results of its operations,  stockholders’ equity (deficit)  and its cash flows for the  year ended December 31, 2006 and the period of inception to December 31, 2005,  in conformity with accounting principles generally accepted in the United States of America.

/s/ Child, Van Wagoner & Bradshaw, PLLC

Child, Van Wagoner & Bradshaw, PLLC

Certified Public Accountants

Salt Lake City, Utah

November 14, 2007

Westridge Business Services, Inc. ( A Development Stage Company )
Balance Sheets

	September 30,	December 31,
	2007	2006
	unaudited
ASSETS:
Current Assets:
Cash	$ 92,345	$ 97,340
Accounts receivable, less allowance for doubtful accounts	1,815	-
Total Current Assets	94,160	97,340

Equipment, less accumulated depreciation	1,451	400

TOTAL ASSETS	$ 95,611	$ 97,740

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current Liabilities:
Accounts payable	$ 45	$ -
Interest payable	-	560
Note payable	-	5,000
Total Current Liabilities	45	5,560

Stockholders' Equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized,
no shares issued and outstanding	-	-
Common stock, $0.001 par value, 45,000,000 shares authorized,
900,000 shares issued and outstanding	900	900
Additional paid-in capital	103,745	103,745
Deficit accumulated during the development stage	(9,079)	(12,465)
Total Stockholders' Equity	95,566	92,180

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 95,611	$ 97,740

See the accompanying notes to the financial statements.

Westridge Business Services, Inc. ( A Development Stage Company ) Unaudited Statements of Operations

					From the date
					of inception
					(November 16,
	For the three months ended		For the nine months ended		2005) through
	September 30,	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006	2007

Revenue	$ 5,440	$ -	$ 6,775	$ -	$ 6,775
Cost of revenue	(296)	-	(1,045)	-	(1,045)
Bad debts	(415)	-	(415)	-	(415)
Net Revenue	4,729	-	5,315	-	5,315

Expenses:
General and administrative	-	1,649	1,581	1,815	13,487
Depreciation	145	-	286	-	286
Interest	-	-	61	-	621
Total Expenses	145	1,649	1,928	1,815	14,394

Net Income (Loss)	$ 4,584	$ (1,649)	$ 3,387	$ (1,815)	$ (9,079)

Income (loss) per share
of common stock	$ 0.01	$ (0.00)	$ 0.00	$ (0.00)

Weighted average number
of common shares	900,000	500,000	900,000	500,000

See the accompanying notes to the financial statements.

Westridge Business Services, Inc. ( A Development Stage Company ) Unaudited Statements of Cash Flows

			From the date
			of inception
			(November 16,
	For the nine months ended		2005) through
	September 30,	September 30,	September 30,
	2007	2006	2007

Operating Activities:
Income (loss) from operations	$ 3,387	$ (1,815)	$ (9,079)
Depreciation	286		286
Adjustments to reconcile operations
to net cash position:
Accounts receivable	(1,815)		(1,815)
Accounts payable	44	-	45
Interest payable	(560)	-	-
Net Cash Provided by (Used for) Operating Activities	1,342	(1,815)	(10,563)

Investing Activities:
Purchase of equipment	(1,337)	-	(1,737)
Net Cash Used for Investing Activities	(1,337)	-	(1,737)

Financing Activities:
Note payable	(5,000)	-	-
Proceeds from collection of
subscription receivable	-	10,000	10,000
Net proceeds from issuance of
common stock	-	-	94,645
Net Cash Provided from Financing
Activities	(5,000)	10,000	104,645

Net increase (decrease) in cash and cash
equivalents	(4,995)	8,185	92,345
Net cash position at start of period	97,340	-	-

Net Cash Position at End of Period	$ 92,345	$ 8,185	$ 92,345

See the accompanying notes to the financial statements.

Westridge Business Services, Inc. ( A Development Stage Company ) Statements of Stockholders' Equity (Deficit) From the Date of Inception (November 16, 2005) through December 31, 2006

					Deficit
					Accumulated
			Additional		During the
	Common Stock		Paid in	Subscription	Development
	Shares	Amount	Capital	Receivable	Stage
BALANCE, November 16, 2005,
(date of inception)	0	$ -	$ -	$ -	$ -
Shares issued at inception
for subscription receivable
at $0.02 per share	500,000	500	9,500	(10,000)	-
Net loss for the period ended
December 31, 2005	-	-	-	-	(5,375)

BALANCE, December 31, 2005	500,000	500	9,500	(10,000)	(5,375)
Receipt of cash for subscription
receivable, April 2006	-	-	-	10,000	-
Shares issued for cash at $0.25
per share, November 2006	400,000	400	94,245	-	-
Net loss for the year ended
December 31, 2006	-	-	-	-	(7,090)

BALANCE, December 31, 2006	900,000	$ 900	$ 103,745	$ -	$ (12,465)

See the accompanying notes to the financial statements.

WESTRIDGE BUSINESS SERVICES, INC.

(A Development Stage Company)

Notes to Financial Statements

DECEMBER 31, 2006

(unaudited through September 30, 2007)

Note 1 – Summary of Significant Accounting Policies

Organization and nature of operations – Westridge Business Services, Inc. (the “Company”) was incorporated on November 16, 2005 under the laws of the State of Nevada. Subsequent to December 31, 2006 Company commenced operations, with emphasis on providing services to small businesses, which include web design, formatting documents for EDGAR, and technical writing. The Company commenced generating revenue during 2007; however, those cost relating to the labor involved to generate such revenue as provided by the Company’s president are not being accrued as an expense. Consequently, the Company continues to be considered a development stage enterprise as defined by Statement of Financial Accounting Standards #7.

Use of estimates – These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The use of estimates and assumptions may also affect the reported amounts of revenues and expenses. Actual results could differ from those estimates or assumptions.

Allowance for doubtful accounts – the Company has limited operating experience and has established a policy of writing off 100% of the receivables if not collected within six months. As the Company’s experience in the collection of receivables increases, its policy will change to accommodate its actual collection rate. At September 30, 2007, the Company’s allowance for doubtful accounts amounted to $415.

Net loss per share of common stock –The loss per share of common stock is computed by dividing the net loss during the period presented by the weighted average number of shares outstanding during that same period.

Income taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. At September 30, 2007, the Company had an operating loss carry-forward of approximately $9,000 that generated a deferred tax asset of approximately $2,700.

Revenue recognition – Revenues are recognized when (1) persuasive evidence of an arrangement exists; (2) delivery has occurred and title has passed according to the sale terms, (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

Recently enacted accounting pronouncement – In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This pronouncement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value.

Note 2 – Equipment

The Company acquired a computer and related equipment to facilitate its business operations. Commencing in 2007 the Company commenced depreciating this equipment using the straight-line method of depreciation over a three year period. At September 30, 2007, depreciation expense amounted to $286.

Note 3 – Note Payable

The Company entered into a $5,000 unsecured convertible promissory note bearing interest at 10% per annum. The note was repaid with accrued interest of $621 in February 2007.

Note 4 – Common Stock

At inception the Company issued 500,000 shares of its common stock for a subscription receivable, which was paid in April 2006. During October and November 2006, the Company issued 400,000 shares of its common stock to otherwise unrelated parties for $100,000 less costs associated with the sale of these shares of $5,355, for net proceeds of $94,645.

PART III

ITEM 1. INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of regulation S-B.

SEC

Exhibit

Reference

No.

No.

Title of Document

Location

3(i)     3.01       Articles of Incorporation of the Company

This Filing

3(i)     3.03       Bylaws of the Company

This Filing

4        4.01       Specimen Stock Certificate

This Filing

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

Westridge Business Services, Inc.

By:_/s/____________________________

     Pete Chandler, CEO, Principal Executive and

     Accounting Officer

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned in the capacities and on the dates stated.

Signature

Title                                                               Date

_/s/______________________

Director, CEO, Principal Accounting Officer      January _28____, 2008

Pete Chandler